UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 27, 2021

Autonomous City of Buenos Aires, March 31, 2021

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Relevant Information – Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 27, 2021

Buenos Aires, March 31, 2021 – Argentina. Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV), (“Supervielle” or the “Company”), a universal financial services group headquartered in Argentina with a nationwide presence, reports that on the date hereof the Board of Directors of the Company issued the recommendations and motion proposals regarding the Agenda items that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 27, 2021, according to the text that is hereinbelow transcribed.

About Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the eleventh largest bank in terms of loans. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of December 31, 2020, Supervielle had 302 access points and 1.9 million active customers. As of December 31, 2020, Grupo Supervielle had 456,722,322 shares outstanding and a free float of 64.9%. For more information about Grupo Supervielle, visit www.gruposupervielle.com.

Yours faithfully,

Ana Bartesaghi
Deputy Head of Market Relations
Grupo Supervielle S.A.

GRUPO SUPERVIELLE S.A.

Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 27, 2021

The following are the recommendations made by the Board of Grupo Supervielle S.A. or the motion proposals on the Agenda items that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 27, 2021 (the “AGM”).

1.	Appointment of two shareholders to sign the Minutes

It will be recommended to the AGM that two of the shareholders present be appointed to sign the minutes.

2.	Consideration of the documentation pursuant to section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2020

The Board of Directors recommends to vote for the approval of all the documents, pursuant to section 234, subsection 1 of Law No. 19,550, related to the fiscal year ended December 31, 2020. Such documentation is available on the website of the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”) (www.cnv.gob.ar) and at www.gruposupervielle.com.ar.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2020

To date, the Board of Directors is comprised of the following members:

Chairman	Julio Patricio Supervielle
First Vice-Chairman	Jorge Oscar Ramírez
Second Vice-Chairman	Emérico Alejandro Stengel
Regular Directors	Atilio María Dell’Oro Maini
Eduardo Pablo Braun
Laurence Nicole Mengin de Loyer
Hugo Enrique Santiago Basso
José María Orlando

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Board of Directors.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2020

To date, the Supervisory Committee is comprised of the following members:

Regular Syndics	Enrique José Barreiro
Carlos Alfredo Ojeda
Valeria Del Bono Lonardi

Alternate Syndics	Carlos Enrique Lose
Roberto Aníbal Boggiano
Jorge Antonio Bermúdez

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Supervisory Committee.

5.	Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2020

It will be proposed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended December 31, 2020, be set at AR$ 196,311,480 (AR$ 168,217,147 without considering the inflation adjustment). It is recorded that the Audit Committee had a favorable opinion regarding the reasonableness of the proposed fees of the Board of Directors.

Furthermore, for information purposes only, the fees to directors of Grupo Supervielle S.A. paid by the Company and / or its controlled companies that include compensations accrued in the fiscal year, which payment shall occur on a future date (in accordance with instructions of the United States Securities and Exchange Commission (“SEC”) on form 20-F in its part I, item 6.B), amounted to AR$ 296,166,859.54.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2020

It will be proposed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended December 31, 2020, be set at AR$ 548,496.

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the AGM is completed

The Board of Directors does not make recommendations in this regard, but informs that the term of office of directors Julio Patricio Supervielle, Jorge Oscar Ramírez, Atilio María Dell’Oro Maini, Eduardo Pablo Braun, Hugo Enrique Santiago Basso, Laurence Nicole Mengin de Loyer and José María Orlando expire at the AGM.

The controlling shareholder of the Company has informed that will request that the number of regular directors remains at 8 and that no alternate directors be appointed.

Also, the controlling shareholder of the Company has made a proposal to: (i) re-elect Messrs. Julio Patricio Supervielle, Atilio María Dell’Oro Maini, Eduardo Pablo Braun and Hugo Enrique Santiago Basso as regular directors for the term of two fiscal years, i.e. until the occurrence of the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year to end December 31, 2022; and (ii) re-elect Messrs. Jorge Oscar Ramírez, Laurence Nicole Mengin de Loyer and José María Orlando as regular directors for the term of one fiscal year, i.e. until the occurrence of the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year to end December 31, 2021.

The following is a summary of the professional background of the candidates:

Julio Patricio Supervielle holds a degree in Business Administration, graduated from Universidad Católica Argentina and a Master’s degree from The Wharton School of the University of Pennsylvania. He attended the Global CEO Program organized by Wharton, IESE and CEIBS. He joined the Exprinter-Banex Financial Group in 1986 where he held various positions in Banco Banex S.A., including General Manager, Director and Chairman of the Board. He has led Grupo Supervielle for more than 17 years. During his term of office, Grupo Supervielle registered a significant growth in terms of net worth, assets, deposits and in its network, successfully completed some of its most significant acquisitions and launched its initial public offering (2016) that have been listed since with the New York Stock Exchange and Bolsas y Mercados Argentinos S.A. He currently serves as Chairman of Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Tarjeta Automática S.A., Sofital S.A.F. e I.I., InvertirOnline S.A.U. e InvertirOnline.com Argentina S.A.U., Espacio Cordial de Servicios S.A., Bolsillo Digital S.A.U. and Futuros del Sur S.A.U. He has been awarded by Endeavor Argentina as Outstanding Entrepreneur of 2017 in recognition of those who undertake investing for the development of the country.

Atilio Dell'Oro Maini is a Lawyer, a Bachelor in Political Science and a Bachelor in Agricultural Production. In 1984, he joined the firm Cárdenas, Cassagne & Asociados, where he was appointed partner in 1990. He worked in New York City as a foreign associate at White & Case in 1987 and at Simpson, Thatcher & Bartlett from 1988 to 1989. In 1997, he worked at Linklaters & Paines, a global firm based in London. He also completed the Instruction Program for Lawyers by the School of Law at Harvard University. In 2003 he joined the firm Cabanellas • Etchebarne • Kelly as a senior partner for the Banking and Capital Markets departments. He has extensive experience advising banks and other financial entities, companies and governments in all types of banking and financial operations, both local and international. He was also a professor of the Master’s in Business Law at Universidad de San Andrés. He is a member of the Bar Association of the Autonomous City of Buenos Aires. To date, he is Director of Grupo Supervielle S.A., 1st Vice-Chairman of Banco Supervielle S.A., Vice-Chairman of Tarjeta Automática S.A., Vice-Chairman of Sofital S.A.F. e I.I., 1st Vice-Chairman of Cordial Compañía Financiera S.A., Vice-Chairman of Espacio Cordial de Servicios S.A., Vice-Chairman of Supervielle Seguros S.A., Vice-Chairman of Micro Lending S.A.U., Vice-Chairman of InvertirOnline S.A.U., Vice-Chairman of InvertirOnline.com Argentina S.A.U., Vice-Chairman of Supervielle Productores Asesores de Seguros S.A., Vice-Chairman of Bolsillo Digital S.A.U. and Vice-Chairman of Futuros del Sur S.A.U.

Eduardo Braun is an Industrial Engineer graduated from Universidad de Buenos Aires, where he won the Bunge & Born scholarship for his academic excellence and holds an MBA with an emphasis in Finance and Marketing from The Wharton School, University of Pennsylvania, 1990. He is an international speaker in Leadership and Innovation, a business consultant and the author of ‘People First: Chief Emotions Officers’. He taught in programs at UC Berkeley, as a special guest at prestigious institutions such as IMD, Babson College, Yale School of Management and lectures in various academic and business forums in Singapore, Dubai, Germany, the United States and other countries. He was a professor at Universidad Católica Argentina and is an expert in leadership at Universidad de San Andrés. From January 2016 til December 2019 he was a director of Aeropuertos Argentina 2000 appointed by the Argentine Government. He was director of the HSM Group from 1999 to 2011, in charge of the Global Relations Direction with the Speakers. He is a member of the Board of multinational company Cuvelier Los Andes (French wines). In 2018 he was responsible for creating and conducting the Advisory Council for the Design of the Innovation Park of the City of Buenos Aires. Previously he was a founding partner of MIG, a management consultancy firm specialized in strategies and business development. His experience as a management consultant began with Booz Allen & Hamilton at the Paris offices in 1990, working on various projects for Europe, Brazil and Argentina, where he combined his experience as a consultant with that of executive positions. He participates or has participated in several NGOs such as the Clinton Global Initiative, of which he was a member for 5 years, EMA (Multiple Sclerosis Argentina), is a member of the Council of ICANA (Argentine Cultural Institute of North America) and President of the G25 Foundation. He currently serves as an Independent Director of Grupo Supervielle S.A.

Hugo Enrique Santiago Basso is an Industrial Engineer graduated from Instituto Tecnológico de Buenos Aires (ITBA) and holds an MBA from The Wharton School of Business, University of Pennsylvania. He began his career at Banco Banex in 2004, where he successfully managed the merger project with Société Générale Argentina. In 2007 he led the startup of the ‘Cordial Negocios’ unit, with a focus on microfinancing. Then, he continued his career in the consultancy area working for Mars & Co., with responsibilities in competitive strategy for CPG multinationals. For the last five years, he has been residing in California, United States of America, having developed a successful career in the financial area for the wine industry in high-end brands. After working for Treasury Wine Estates, he joined E&J Gallo, currently overseeing a portfolio of ten luxury wineries. He is director of Grupo Supervielle S.A., Banco Supervielle S.A., Espacio Cordial de Servicios S.A. and InvertirOnline.com Argentina S.A.U.

Jorge Oscar Ramírez holds a degree in Accountancy graduated from Universidad de Buenos Aires. Mr. Ramírez was also awarded a degree by the Program of Senior Business Management (PADE) of the ESE, the Business School of Universidad de Los Andes, Santiago de Chile. From 1981 to 1985 he worked in the International Capital Markets division of the Banco Nacional de Desarrollo in Argentina. Subsequently, he joined First National Bank of Boston (later BankBoston), where he served as credit officer and team leader of the Corporate Banking Division (1985-1989), later as an Investment Banking officer, a senior member of the Investment Banking division and Executive Director of Boston Investment Group (BIGSA), the Investment Banking division of First National Bank of Boston (1989-1995). From 1995 to 1997 he served as Country Manager for First National Bank of Boston in Uruguay and by late 1997, he held the same position in Chile. By late 2000, he assumed regional responsibilities as Regional Chairman of the Andean Region, which included Chile, Perú, Colombia and Panamá. In 2003 he returned to Argentina as Chairman of BankBoston. In 2004, he took over regional functions as Regional Chairman for Argentina and Uruguay. Mr. Ramírez retired from BankBoston in December 2005 after the announcement of its sale to Standard Bank of South Africa. From May 2006 to January 2011, he was a partner of Prisma Investment S.A., a financial consultancy firm in Argentina. He served at the board of Alpargatas S.A.I.C., the Argentine subsidiary of Alpargatas Brazil, at the board of ALICO, the life insurance company of the AIG Group in Argentina, then sold to Metlife, and at Sigdopack Argentina, a subsidiary of Chile’s Sigdo Koppers Group. He is also a founding partner of Fondos Online (fol.cl), an online securities agency created in Chile in 2009. Until June 2020 he served as CEO of Grupo Supervielle S.A., First Vice-Chairman and CEO of Banco Supervielle S.A., Chairman of Supervielle Seguros S.A., Vice-Chairman of Espacio Cordial de Servicios S.A., Second Vice-Chairman of Cordial Compañía Financiera S.A., Director of Tarjeta Automática S.A., Vice-Chairman of Micro Lending S.A.U., InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A. He currently serves as First Vice-Chairman of Grupo Supervielle S.A.

Laurence Nicole Mengin de Loyer graduated from McGill University in Canada with an undergraduate degree in Business Administration and a master’s degree in Business Administration. She started her career in New York City at the M&As Division for Banque Nationale de Paris. Afterwards, in Paris, she joined the Apparel Division of Sara Lee Corporation, where she held a number of financial positions in different business units including Financial Analyst, Financial Controller, Chief Financial Officer and European Controller. When Sara Lee Corporation sold its European Apparel Division in 2006, she served as Group Controller of the newly created stand-alone business with responsibilities in the reorganization, financial control, definition and implementation of exit strategies for the Sun Capital Partners private equity fund. In 2009, as a result of her move to Argentina, she joined Banco Supervielle S.A. as Deputy Manager of the Administration Department until her nomination to the Board of Grupo Supervielle in March 2010. She served as an Independent Director of Grupo Supervielle S.A. between 2016 and 2019. In April 2020 she was appointed Independent Director of Grupo Supervielle S.A. Also, she is an Independent Director of Biosidus (a biotech company) and of Peugeot Citröen Argentina Insurance Company.

José María Orlando studied Business Administration at Universidad Católica Argentina. He worked as an officer of Bank Boston Investment Bank in Argentina, between 1986 and 1994, holding different positions in the areas of Finance, Trading, Treasury and Institutional Investors and, between 1994 and 1996, leading the team of Emerging Markets, Trading, Sales & Research based in London and Boston. From June 1996 to October 1998, he served as CFO and Head of Global Markets for Deutsche Bank, DMG in Argentina. In 2000 he became CFO and CIO of Zurich IBD in Argentina, with responsibilities in the areas of Accounting, Tax, Actuarial, Treasury, Asset Management, Legal, Planning and Audit. In 2005 he continued in Zurich IBD as CFO for Argentina and Corporate Development Director, with responsibilities over Administration and Finance, Human Resources, Institutional Relations and Strategic Planning. In 2007 he was appointed CEO and President of Zurich Argentina. In 2010, he was appointed as Latin America CEO of Zurich Global Life, including Mexico, Venezuela, Brazil, Chile, Colombia, Uruguay, Argentina and Bolivia. During that term, he also served as Board Member of Zurich-Santander Insurance Americas. Since 2015, he has been a consultant at Deal Financial Services, rendering advisory services in brokerage, asset management, capital markets and mutual funds to individuals, corporations and institutional investors. He also serves as Vice President of the Board of CIPPEC (Center for Research on Public Policies for Equity and Growth) and is a Director of Clodinet S.A. (Pilara). He is a member of the Board of Colegio Madre Teresa and is Co-Founder and First President of Voces y Ecos, an NGO focused on Media. In the past he was also a Member of the Administration Council and Treasurer of Universidad Católica Argentina; Director of Escuelas de Liderazgo Universitario; Member of the Executive Investment Committee of Máxima AFJP; Member of the Financial Matters Committee of the Argentine Banking Association; Member of the Board of Mercado Abierto Electrónico S.A. and Member of the Administration Council of Club Newman. He has participated as a speaker at numerous international conferences and seminars in the United States, Europe, Latin America and Asia. Since August 2020 he has been an Independent Director of Grupo Supervielle S.A.

It is hereby informed that, in case of being re-elected as directors, Messrs. Eduardo Pablo Braun and José María Orlando, will have the status of “Independent” while Messrs. Julio Patricio Supervielle, Atilio María Dell’Oro Maini, Jorge Oscar Ramírez, Hugo Enrique Santiago Basso and Laurence Nicole Mengin de Loyer will have the status of “Non-Independent”, in accordance with the provisions of the regulations of the CNV.

It is also hereby informed that, in case of being re-elected as directors, Messrs. Eduardo Pablo Braun, Laurence Nicole Mengin de Loyer and José María Orlando, will have the status of “Independent” in accordance with the provisions of the regulations of the Securities and Exchange Commission (SEC) of the United States of America.

8.	Appointment of members of the Supervisory Committee

The Board of Directors does not make recommendations in this regard, but informs that the controlling shareholder of the Company has informed that will propose to the AGM that Messrs. Enrique José Barreiro, Carlos Alfredo Ojeda and Valeria Del Bono Lonardi be appointed as regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Jorge Antonio Bermúdez be appointed as alternate syndics, all for the term of one fiscal year, i.e. until the anual shareholders’ meeting of the Company that considers the documents set forth by article 234, subsection 1 of Law No. 19,550, corresponding to the fiscal year ending on December 31, 2021.

The following is a summary of the candidates’ professional background:

Enrique José Barreiro holds a degree in Accountancy graduated from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as a Syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Tarjeta Automática S.A., Sofital S.A.F. e I.I., Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U. and Futuros del Sur S.A.U.

Carlos Alfredo Ojeda holds a degree in Accountancy graduated from Universidad de Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co-author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as Syndic of Grupo Supervielle S.A.

Valeria Del Bono Lonardi is a Lawyer graduated from Universidad de Buenos Aires and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmatic of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro. She currently serves as a Syndic of Grupo Supervielle S.A. and as an Alternate Syndic of Banco Supervielle S.A.

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A, Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Bolsillo Digital S.A.U. y Futuros del Sur S.A.U.

Roberto Aníbal Boggiano holds a degree in Accountancy graduated from Universidad de Buenos Aires. He attended post-graduate seminars on planning and corporate taxation. He has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2011. He currently serves as an Alternate Syndic of Grupo Supervielle S.A. and as Syndic of Banco Supervielle S.A.

Jorge Antonio Bermúdez holds a degree in Accountancy graduated from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. At present, he is an alternate syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com S.A.U., Bolsillo Digital S.A.U. y Futuros del Sur S.A.U.

All candidates proposed to comprise the Supervisory Committee, in case of being re-elected, will have the status of “Independent” according to the regulations of the CNV.

9.	Allocation of the results of the fiscal year ended December 31, 2020. Ratification of the exercise of the option to absorb the accumulated negative results generated as a consequence of the inflation adjustment by application of IAS 29 in accordance with General Resolution No. 777/2018 of the Argentine Securities Commission. Consideration of: (i) the creation of Voluntary Reserves under the terms of section 70 of the General Companies Law for the future distribution of dividends and/or for future investments; and / or (ii) the distribution of cash dividends, as determined by the Shareholders’ Meeting

In accordance with the provisions of Title IV, Chapter III, Section 3, Subsection b) of the Regulations of the Argentine Securities Commission (Restated Text 2013), the Company has made use of the option to absorb the accumulated negative results that were generated as a consequence of the inflation adjustment by application of the IAS 29, subject to the ratification of the AGM.

Based on the foregoing, and in accordance with the order of absorption of accumulated losses as established in such regulations, Grupo Supervielle’s Net Worth as of January 1, 2020 (transition date) is composed as follows:

January 1, 2020
Thousands of AR$
Capital Stock	456,722
Capital Adjustment	2,968,586
Issue Premium	28,858,170
Other Comprehensive Results	117,647
Total Net Worth	32,401,125

Consequently, it is requested that the AGM ratifies the execirsing of the aforementioned option.

The results for fiscal year ended December 31, 2020 amounted to AR$ 3,412,111,000 which the Board of Directors proposes to allocate as follows:

(i)	AR$ 352,343,000 to Legal Reserve;

(ii)	AR$ 341,000,000 to the creation of a Voluntary Reserve for future dividends in accordance with the provisions of section 70 of Law 19,550, to be released and distributed in the terms and with the scope established by the AGM when considering the delegation of powers to the Board of Directors that will be dealt with in the following Agenda item; and

(iii)	AR$ 2,718,768,000 to the creation of a Voluntary Reserve in accordance with the provisions of section 70 of Law 19,550 for future investments.

If the above project is approved by the AGM, the Net Worth of Grupo Supervielle S.A. will be composed as follows:

December 31, 2020
Thousands of AR$
Capital Stock	456,722
Capital Adjustment	2,968,586
Issue Premium	28,858,170
Legal Reserve	352,343
Voluntary Reserve	2,718,768
Voluntary Reserve for future dividends	341,000
Other Comprehensive Results	642,945
Total Net Worth	36,338,534

Should the distribution of dividends be approved by releasing the entire Voluntary Reserve created for such purpose, the Net Worth of Grupo Supervielle S.A. will be composed as follows:

December 31, 2020
Thousands of AR$
Capital Stock	456,722
Capital Adjusment	2,968,586
Issue Premium	28,858,170
Legal Reserve	352,343
Voluntary Reserve	2,718,768
Other Comprehensive Results	642,945
Total Net Worth	35,997,534

It is informed that dividends that are to be distributed correspond, in part, to the results generated as from January 1, 2018, thus, in accordance with the provisions of Law No. 27,430 and if applicable, they will be subject to a 7% income tax withholding.

Furthermore, it is reported that in accordance with the provisions of General Resolution No. 777/18 of the Argentine Securities Commission, the distribution of profits must be treated in the currency of the date of the shareholders’ meeting by using the price index corresponding to the month prior to the meeting.

10.	Consideration of the total or partial release of the Voluntary Reserve created for the future distribution of dividends and / or delegation of powers to the Board of Directors to release totally or partially such Voluntary Reserve and to determine the opportunity, currency, term and other terms and conditions of the payment of dividends according to the scope of the delegation granted by the Shareholders’ Meeting

Pursuant to what the AGM decides on the previous Agenda item, it is set for the consideration of the shareholders the possibility of delegating to the Board of Directors (under the terms and with the scope established when dealing with this Agenda item), until the date of the next ordinary shareholders meeting that will consider the financial statements as of December 31, 2021, the powers to: (i) release totally or partially the Voluntary Reserve created for the future distribution of dividends and (ii) determine the opportunity, amount, currency, terms and other terms and conditions of the payment of dividends.

The delegation of powers to the Board of Directors is based on the current restrictions to access the Free Foreign Exchange Market and on the fact that the Company has foreign shareholders.

Based on the foregoing, and in the event that the following is permitted by the regulations in force at any time, the Board of Directors intends to provide holders of American Depositary Receipts (ADS) with the possibility of receiving the payment of their dividends in US dollars abroad, using for calculation purposes the type of implicit exchange rate that results from the negotiation value of the public bonds, as determined by the Board of Directors, in Pesos and in US dollars in the local and foreign markets, respectively.

For such purposes, the Board of Directors with the scope of the powers delegated to it by the AGM shall proceed to:

1)	Distribute the released sum as a cash dividend for which the provisions of the General Resolution No. 777/2018 of the CNV must be applied, which states that “the distribution of profits must be treated in the currency of the date of the shareholders’ meeting by using the price index corresponding to the month prior to the meeting”.

2)	Withhold in the relevant cases, the sums duly paid by the Company, in its capacity as Substitute Person Responsible for the Tax on Personal Assets.

The AGM may delegate to the Board of Directors the power to make amendments and / or to complement the procedure established above.

11.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2020

The Board of Directors proposes that the remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2020 be the sum of AR$ 5,065,144 (AR$ 4,669,470 without considering the inflation adjustment). It is hereby stated that the Audit Committee pre-approved all services rendered by the External Auditor and its relevant fees.

For information purposes only, the remuneration of the Certifying Accountant of the financial statements as of December 31, 2020 of the Company and its controlled companies totaled AR$ 111,165,002 (AR$ 95,341,008 without considering the inflation adjustment).

12.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2021 and determination of their remuneration

As per the recommendation of the Audit Committee, the Board of Directors proposes to appoint Santiago José Mignone and María Mercedes Baño of the firm Price Waterhouse & Co. S.R.L., as Certifying Accountants, regular and alternate, respectively, for the financial statements of the fiscal year to end on December 31, 2021.

With regards to their remuneration, it is proposed that it be determined by the annual meeting of the Company that considers the financial statements as of December 31, 2021.

13.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services

The Board of Directors proposes that a budget of AR$ 4,000,000 be allocated to the Audit Committee, in order to be used for the payment of professional consulting, advising, legal or training services during the fiscal year to end on December 31, 2021.

14.	Consideration of the creation of a Global Program for the Issuance of Simple, Short, Medium and/or Long-Term Negotiable Obligations, not convertible into shares, subordinated or not, with or without guarantee, to be issued in one or more classes and / or series for up to a maximum amount in circulation at any time during the term of the Program of US$ 50,000,000 or its equivalent in other currencies and / or units of value or measure (the “Program”)

Given that the Company’s Global Program for the Issuance of Short, Medium and/or Long-Term Negotiable Obligations for up to AR$ 1,000,000,000, as authorized by Resolution No. 18041 dated May 2, 2016 by the Argentine Securities Commission (the “CNV”) is about to expire and taking into consideration the usefulness that the capital markets have had for the Company, the Board of Directors recommends the creation of a new program of negotiable obligations for a greater amount than the one currently in force, in order to allow the Company to be financed in the local and international capital markets.

In this regard, the Board of Directors recommends authorizing the creation of the new Program for the issuance of negotiable obligations, under which different classes and/or series may be issued and reissued, within the minimum and maximum maturiry terms as provided for by in the applicable regulations, and with the possibility of completing its terms and conditions in accordance with what the Board of Directors decides from time to time, including the amount of issuance of each of the classes or series (within the maximum amount available by the Program), the time of issuance, the existence or not of third party guarantees, the possibility of subordination in the payment preference, fixed or variable interest rates, issue prices with a discount or premium over par value and other conditions that the Board of Directors may consider appropriate at the time of accessing the markets. The negotiable obligations to be issued under the Program may be denominated in any currency and / or unit of value or measure, including without limitation the Housing Units that can be updated by “ICC” – Law No. 27,271 (“UVI”) and the Units of Purchase Value that can be updated by “CER” – Law No. 25,827 (“UVA”), as decided by the Board of Directos at the time of their issuance and, in turn, the negotiable obligations may be issued with their capital and interest payable in one or more currencies other than the currency in which they are denominated, to the extent permitted by the applicable law. The funds obtained from the placement of the negotiable obligations to be issued under the Program will be used in accordance with the provisions of Section 36 of Law No. 23,576, as amended, as specified in the respective prospectus supplement and subject to the compliance with all applicable legal and regulatory requirements. The Board of Directors or, where appropriate, the officers to whom said powers are subdelegated, will determine to which particular destination the net proceeds of the placement of each class and / or series will be allocated. Regarding the applicable law, Law No. 23,576 will govern the requirements that the securities to be issued must meet to qualify as “negotiable obligations” under the Argentine law, whereas the General Companies Law No. 19,550 will govern the capacity and powers of the Company to issue and put into circulation the negotiable obligations. Foreign applicable law may govern the payment obligations under the negotiable obligations and any other aspect related to them if so determined by the Board of Directors and subject to the placement mechanism set for a particular class and / or series. The extension of jurisdiction may also be determined in any foreign court determined by the Board of Directors from time to time. Additionally, the negotiable obligations will be listed in Bolsas y Mercados Argentinos S.A. (“BYMA”) through the Buenos Aires Stock Exchange (“BCBA”) and / or in the Mercado Abierto Electrónico S.A. (“MAE”) and / or any other securities market in Argentina and / or abroad as determined by the Board of Directors from time to time. The Program will be valid for 5 (five) years as from the authorization of the CNV or the maximum term that may be set by future applicable regulations, in which case the Board of Directors (by virtue of the power provided to it after amending Section 11 of the Bylaws) may decide to extend its period of validity and, consequently, modify its terms and conditions as well as increase its amount, without the need to call for a shareholders’ meeting for such purposes, also stating that it will not be admitted the issuance of negotiable obligations convertible into shares under the Program.

The complete and specific terms and conditions of both the Program and each class and / or series of negotiable obligations to be issued thereunder, including the details of commitments and financial obligations and events of non-compliance, other than non-payment, common in this type of issues, shall be analyzed, negotiated and determined by the Board of Directors and so reflected by the latter in the prospectus and relevant prospectus supplements, provided that next Agenda item of this AGM considers the delegation to the Board (with powers to subdelegate in one or more of its members or in one or more officers of the Company) of the broadest powers for this purpose. It is clarified that said delegation will be made only once for the purposes of the creation of the Program, since in the future the Board of Directors, by virtue of the power provided when Section 11 of the Bylaws were amended, will be empowered to make all decisions concerning the Program and the negotiable obligations to be issued thereunder (even after the expiration of the term of validity of such delegation), without the need of a prior delegation.

15.	Consideration of the authorization request for (a) the creation of the Program and the public offering of the classes and / or series to be timely issued under the Program before the Argentine Securities Commission (the “CNV”); and (b) the listing and / or negotiation of the negotiable obligations issued under the Program before Bolsas y Mercados Argentinos S.A. (“BYMA”) through the Buenos Aires Stock Exchange (“BCBA”) and / or Mercado Abierto Electrónico S.A. (“MAE”)

In order to be able to use the tool considered in the previous Agenda item, the Board of Directors recommends that the following be approved: (a) to request for authorization before the CNV for the creation of the Program and the public offering under the terms of Capital Markets Law No 26,831, as amended and / or supplemented, including without limitation by Productive Financing Law No. 27,440, of the classes and / or series to be timely issued thereunder and (b) the request for the listing and / or negotiation of the negotiable obligations to be issued under the Program before BYMA through the BCBA and / or the MAE. Notwithstanding the foregoing, the Board of Directors recommends that both the Board and the officers authorized by it may, within the framework of what was resolved in the previous Agenda item and by virtue of the delegation of powers provided below, promptly request the authorization of listing and / or negotiation in any other stock market in Argentina and / or abroad.

16.	Delegation of powers to the Board of Directors (with powers to subdelegate to one or more of its members or to one or more officers of the Company) to (i) determine the definitive terms and conditions of the Program and of the classes and / or series of negotiable obligations to be issued thereunder; and (ii) carry out all necessary procedures before the CNV and / or any other securities market in the country and / or abroad and before any relevant controlling authority or agency in Argentina and / or abroad (including, without limitation, Caja de Valores S.A., among others) to obtain the authorization for the creation of the Program, the issuance and public offering of the negotiable obligations to be issued thereunder and the listing and / or negotiation of said negotiable obligations in the securities markets as determined by the Board of Directors

In order to provide the Company with the flexibility and agility necessary to determine the definitive terms and conditions of the Program, as well as obtaining all the necessary authorizations for the issuance and placement of the negotiable obligations in the market, the Board recommends that the AGM delegates to the Board of Directors (with powers to subdelegate to one or more of its members or to one or more officers of the Company) the broadest powers to: (i) determine, negotiate, approve and amend the definitive terms and conditions of the Program, each of the classes and / or series of negotiable obligations to be issued thereunder and the agreements related to the issuance and placement of the negotiable obligations, including the execution of agreements with placement agents, trustees and any other agreement, instrument or ancillary or hedging document and the setting of their remuneration; and (ii) file before the CNV, BYMA through the BCBA, the MAE and / or any other securities market in the country and / or abroad and before any comprolling authority or relevant agency in Argentina and / or abroad (including, without limitation, Caja de Valores S.A., among others) all the necessary documents to obtain the authorization to the creation of the Program, the public offering of the negotiable obligations to be issued thereunder and the listing and / or negotiation of such negotiable obligations in the authorized securities markets as determined by the Board of Directors.

17.	Amendment to the bylaws. Amendment and replacement of Section Sixth Subsection c) and Section Eleventh, and incorporation of Section Fourteenth bis

The Board of Directors recommends to amend the Company’s Bylaws as follows (what is underlined will be added, what is crossed out will be deleted):

(i)	Amendment and replacement of Section Sixth Subsection c): In order to include the provisions contained in Article 62 bis of Law No. 26,831 (text as amended by Law No. 27,740), which establishes that in case of a capital increase or convertible negotiable obligations be offered through public offering, the right of preference contemplated in Article 194 of General Companies Law No. 19,550 (as amended) and in Article 11 of Law No. 23,576 (as amended) will be exclusively exercised through the placement procedure that is determined in the relevant public offering prospectus without application of the term provided for in such Article; granting to the shareholders or holders of convertible negotiable obligations, as beneficiaries of the right of first refusal, priority in the award, up to the amount of the shares that correspond to them for their percentages of holding. That will occur if the purchase orders presented by the shareholders or holders of convertible negotiable obligations, as beneficiaries of the right of first refusal, are placed: (i) at the price resulting from the placement procedure or at a determined price that is equal to or greater than said price of subscription determined in the public offering; and / or (ii) the shareholders or holders of convertible negotiable obligations that are beneficiaries of the right of first refusal express their intention to subscribe the shares at the placement price determined in accordance with the placement procedure used.

The Board recommends to amend and replace Section Sixth Subsection c) of the Bylaws as follows:

“SECTION SIXTH, SUBSECTION C): ~~The holders of ordinary or preferred shares of each class will enjoy the right of first refusal in the subscription of the shares of the same class that are issued, in proportion to those they own. This righ, as well as that of accretion, must be exercised under the conditions and within the term established by the law and applicable regulations or the term set by the extraordinary meeting within the applicable legal limit when the company is within the public offering regime.~~ As long as the Company is authorized to make a public offering of its shares, Article 62 bis of the Capital Markets Law No. 26,831 will apply and the right to accretion will not apply.”

(ii)	Amendment and replacement of Section Eleventh: In order to provide the Company with the necessary flexibility to be able to access the capital markets, it is proposed to amend the Bylaws in line with the provisions of Article 9 of Law No. 23,576 (as amended by Law No. 27,440), so that the Board of Directors can approve the issuance of negotiable obligations having the broadest powers to create global issuance programs and establish their terms and conditions (including, without limitation, its maximum amount) as well as to provide for the amendment of the term and the renewal of term, all without the need to require a delegation of powers to the shareholders’ meeting, and, in general approving the issuance of any other title, paper or instrument that admits the current or future national or foreign legislation. In this regard, the Board recommends that Section Eleventh of the Bylaws be as follows:

“SECTION ELEVENTH: The Board of Directos shall be vested with the necessary authority to govern the company and dispose of its assets. To this end, the Board of Directors shall have the most ample powers to perform any acts or enter into any contracts in relation to the corporate purpose, including transactions with banks and any other official, private or hybrid lending entities, and any of the actions referred to in Article ~~1881 of the Argentine Civil Code~~ 375 of the Argentine Civil and Commercial Code, Article 9 of Decree Law 5695/63, and Articles 72~~,~~ and 73 ~~and 75~~ of the Argentine Criminal Code. The Board of Directors may, if such action is deemed advisable and necessary and / or legally applicable, decide to create and organize an executive committee and other board committees, establish their duties and limits to the activities thereof within the authority granted thereto pursuant to the corporate bylaws and applicable law, and establish the internal rules of such bodies. The Board of Directors may grant powers of attorney to one or more individuals, either members of the Board of not, in relation to any matters specifically set forth in their respective powers of attorney. Additionally, the Board of Directors may approve the issuance of negotiable obligations, without the need for a shareholders’ meeting in accordance with the provisions of Article 9 of Law No. 23,576 (as amended by Law No. 27,440), having the broadest powers to create global issuance programs and establish their terms and conditions (including, without limitation, its maximum amount) as well as to provide for the amendment of the term and the renewal of term, all without the need to require a delegation of powers to the shareholders’ meeting, and, in general approving the issuance of any other title, paper or instrument that admits the current or future national or foreign legislation.”

(iii)	Incorporation of Section Fourteenth Bis: The Board of Directors recommends to include in the Bylaws the possibility to hold remote or virtual shareholders’ meetings, as stipulated by Law No. 26,831 and the recommendations of the Argentine Securities Commission in this regard. To this end, it proposes to incorporate Section Fourteenth Bis to the Bylaws, as follows:

“SECTION FOURTEENTH BIS: The shareholders’ meetings may function with the members present or communicated with each other by other means of simultaneous transmission of sound, images and words. For the purposes of determining the quorum, the members present and those who participate in a remote manner through the above specified technological means will be counted, whether being anywhere in the country or abroad. The minutes of the meeting where members participate in such manner will be written and signed within five days of the meeting by the members present and by the representative of the Supervisory Committee, as provided for by Article 61 of Law No. 26,831. Members who have participated remotely may sign the minutes, without the ommision of doing so affecting the validity of the meeting and the resolutions adopted therein. The minutes will record the statements of the members present and those who are at a distance, as well as their votes in relation to each resolution passed. The Supervisory Committee, through its representative at the shareholders’ meeting, must record in the minutes the names of the members who have participated remotely and the regularity of the decisiones made.”

18.          Authorizations

The Board of Directors proposes to authorize: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Messrs. Sergio Gabriel Gabai, Leandro Carletti, María Lucrecia Galland and Carla Cánepa (members of the Legal Department), so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capacities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, being able to submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill these tasks; and (iii) in addition to the authorizations granted by (i) and (ii) above, authorize Messrs. Baruki Gonzalez, Carolina Curzi, María Constanza Martella, Delfina Lynch, Lucrecia Moreira Savino, Clara Caneiro Valcarcel, Pedro Torassa, Ona Dimnik and / or Fernando Gómez Tarrio (members of EGFA Abogados Law Firm) so that any of them, separately, jointly, alternatively and indistinctly, with the broadest powers, make presentations to the CNV and / or the securities markets of Argentina and / or abroad to respectively request authorization for the creation of the Program, the public offcering of the negotiable obligations to be issued thereunder, the listing and / or negotiation of the same, being able to certify and take a view of the actions, reply observations, promote the procedures, make presentations, provide information, attach, itemize, withdraw copies, execute and / or initialize all the necessary documentation related to the Company and carry out as many acts and procedures were necessary to obtain the authorization for the creation of the Program, the public offering corresponding to the Program and the negotiable obligations to be issued thereunder, as well as the authorization for the listing and / or negotiation of these in the selected securities markets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 1, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer